Exhibit 99.3

Time Sensitive Materials

Depositary’s Notice of Annual General Meeting of Shareholders of Akso Health Group (formerly, Xiaobai Maimai Inc.)

ADSs:	American Depositary Shares evidenced by American Depositary Receipts (“ADRs”).
ADS CUSIP No.:	98422P108.
ADS Record Date:	April 14, 2023 (Cayman Islands/New York City time).
Meeting Specifics:	Annual General Meeting to be held on June 19, 2023 at 10:00 a.m. (Beijing time) at Room 8201-4-4(A), 2nd Floor, Qiantongyuan Building, No. 44, Moscow Road, Qianwan Bonded Port Area, Qingdao Pilot Free Trade Zone, China (Shandong) (the “Meeting”).
Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith (For more information regarding the Meeting and to view the Meeting materials, please visit the Company’s website at http://www.ahgtop.com/en/index.html.)
ADS Voting Instructions Deadline:	On or before 10:00 a.m. (New York City time) on June 13, 2023.
Deposited Securities:	Ordinary Shares, par value US$0.0001 per Share, of Akso Health Group, an exempted company organized under the laws of the Cayman Islands (the “Company”).
ADS Ratio:	3 Ordinary Shares to 1 ADS.
Depositary:	Citibank, N.A.
Custodian(s) of Deposited Securities:	Citibank, N.A. – Hong Kong.
Deposit Agreement:	Deposit Agreement, dated as of November 2, 2017, by and among the Company, the Depositary and all Holders and Beneficial Owners from time to time of ADRs, evidencing ADSs, issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to

10:00 a.m. (New York City time) on June 13, 2023.

Note that if you do not timely return the Voting Instructions to the Depositary, the Deposited Securities represented by your ADSs may nevertheless be voted upon the terms set forth in the Deposit Agreement.

The Company has announced that an Annual General Meeting of Shareholders will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed.*

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

The Depositary has been advised by the Company that under the Articles of Association of the Company, voting at any meeting of shareholders is by show of hands unless a poll is demanded. The Depositary will not join in demanding a poll, whether or not requested to do so by Holders of ADSs. The Company has informed the Depositary that, under the Articles of Association of the Company, a poll may be demanded by the chairman of the meeting or by any one or more shareholders who together hold the ordinary shares which carry in aggre- gate not less than 10% of the votes attaching to all issued and outstanding ordinary shares that carry the right to vote at such general meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date (and, if so required by the Company, who also hold the ADSs as of the applicable share record date) of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs as follows: (i) in the event voting takes place at a shareholders’ meeting by show of hands, the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) in the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions received from the Holders of ADSs. If the Depositary does not receive instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose and voting is by poll, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of Deposited Securities may be materially adversely affected.

Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quo- rum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated herein. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except (i) in the case voting is by show of hands, in which case the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) as otherwise contemplat- ed in the Deposit Agreement). Notwithstanding anything else contained herein, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and summarized in the American Depositary Receipts. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

*	As set forth in the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date will be entitled, subject to any applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, per- taining to the Deposited Securities represented by such Holders’ ADSs.